MARCUM
ACCOUNTANTS ▲ ADVISORS

September 27, 2013

United States Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street, N.W.
Washington D.C. 20549

Re: CelLynx Group, Inc.

Dear Sirs/Madams:

The undersigned, Marcum LLP, previously acted as independent accountants to audit the consolidated financial statements of CelLynx Group, Inc. We are no longer acting as independent accountants to the Company.

We agree with the statements concerning our Firm in such Form 8-K. We are not in a position to agree or disagree with the other statements of CelLynx Group, Inc.

Very truly yours,

Marcum LLP

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